Exhibit 99.1

High Tide Recaps Milestones of 2021

CALGARY, AB, Dec. 22, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to reflect on its key milestones of 2021 and their strategic significance for the Company moving forward. From the acquisition of six new e-commerce platforms in the hemp-derived CBD and consumption accessories sectors, making High Tide a major global online player with over 2.92 million customers in its international database, to the launch of an innovative discount club model, the Cabana Club, which has led to a dramatic increase in membership that now stands at over 320,000 nationally, to the organic construction and opening of 48 new bricks-and-mortar cannabis retail stores in Canada, bringing the Company's total to 105 stores across the country.

High Tide Inc. December 22, 2021 (CNW Group/High Tide Inc.)

High Tide's 2021 Highlights:

  Total revenue for the nine months ended July 31, 2021 increased to CAD$127 million from CAD$58 million for the nine months ended July 31, 2020. Annualizing the revenue generated in the quarter ended July 31, 2021, and adding the disclosed annual contributions of Blessed CBD and NuLeaf Naturals, results in a current revenue run rate of approximately CAD$226 million.
  Adjusted EBITDA for the nine months ended July 31, 2021 increased to CAD$10.9 million from CAD$4.3 million for the nine months ended July 31, 2020.
  Improved the Company's balance sheet through several transactions, reducing debt from CAD$72 million as of December 31, 2020, to CAD$31 million today, with only $1.6 million maturing over the next 12 months.
  Acquired six new e-commerce platforms outside of Canada in the hemp-derived CBD and consumption accessories sectors, leading to an increase in international revenue run rate from approximately CAD$11 million on January 1, 2021 to approximately CAD$80 million today.
  Grew international customer database to over 2.92 million customers outside of Canada.
  Launched an innovative discount club concept, the Cabana Club, which has led to a dramatic increase in membership from approximately 75,700 on January 1, 2021, to over 320,000 across Canada today, with a rise in average daily transactions conducted by Cabana Club members from approximately 55% prior to the launch to over 85% today.
  Organically built and opened 48 new bricks-and-mortar cannabis retail stores in Canada, bringing the total retail store count to 105.
  Became the first major cannabis retailer to trade on the Nasdaq, resulting in more institutional participation in the Company's stock as well as an increase in analysts covering the Company's shares from two at the beginning of 2021 to six today.
  High Tide was named as one of Canada's Top Growing Companies of 2021 by The Globe and Mail's Report on Business magazine, with a three-year audited growth rate of 733%.
  High Tide was awarded the Best Canadian Cannabis Company of the Year at the 2021 KIND Awards.

"On behalf of the executive team and the board of directors, I would like to thank our customers, and shareholders for their continued support despite all the challenges the world faced in 2021. With their support, High Tide has emerged as a major player in cannabis bricks-and-mortar retail, with a rapidly growing global e-commerce presence. High Tide was also named the Best Canadian Cannabis Company of the Year at the KIND Awards, and this recognition is a direct result of our team's tireless efforts and execution throughout the year," said Raj Grover, President & Chief Executive Officer of High Tide. "We are going to be ending the year with 105 retail stores across Canada, just shy of our original goal of 110, due to ongoing delays in securing building permits. However, we remain confident that we will end 2022 with over 150 retail stores in Canada, including in the British Columbia market, and will continue attracting legacy market consumers through our innovative discount club model. We have some very exciting initiatives lined up for 2022, and I look forward to sharing those details in the new year. We remain excited about our path ahead and look forward to delivering another banner year for our customers and shareholders," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 105 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and CBDcity.com, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 22-DEC-21